Exhibit 99.1

Brera Holdings Announces Exclusive Letter of Intent to Acquire and Re-Brand Mongolian Premier League Team Bayanzurkh Sporting Ilch FC

The acquisition, when finalized, will bring the Brera brand to Asia, adding a third continent to its successful football clubs in Europe and Africa

DUBLIN and MILAN, Aug. 31, 2023 (GLOBE NEWSWIRE) - Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA) announced that its wholly-owned subsidiary Brera Milano S.r.l. (“Brera Milano”) has signed an exclusive Letter of Intent (the “LOI”) with Mongolia’s Bayanzurkh Sporting Ilch FC (“Bayanzurkh FC”) to acquire the club before the resumption of the football season in March 2024 after the winter break.

Bayanzurkh FC, located in Mongolia’s capital Ulaanbaatar, was founded in 2020 and was recently promoted to the Mongolian National Premier League, the top-tier professional football league of Mongolia. Brera Milano intends to manage Bayanzurkh FC’s sports activities through the transformation of the club from a sports association into a limited liability company. The LOI is subject to rebranding the club with “Brera” in its name before the resumption of the football season in March 2024. The LOI was signed by Mr. Alessandro Aleotti, Chairman of Brera FC and a Director of Brera Holdings, and Mr. Chinsanaa Jargalsaikhan, Chairman of Bayanzurkh FC.

Mr. Alessandro Aleotti, Chairman of Brera FC and Mr. Chinsanaa Jargalsaikhan, Chairman of Bayanzurkh FC

The acquisition, when finalized, will bring the Brera brand to Asia, adding a third continent to its currently top-ranked Brera teams in Europe and Africa. Brera Strumica in the North Macedonian First Division and Brera Tchumene in Mozambique’s Second Division are both leading the standings in their respective leagues. In addition to Mongolia, Brera is exploring new opportunities in the Americas, potentially bringing Brera Holdings’ unique Nasdaq-listed multi-club ownership (“MCO”) model to an even broader global audience of investors and fans.

“We are deeply committed to Brera as a global brand,” said Brera Holdings Chief Executive Officer, Pierre Galoppi. “And we think we can bring Italian-inspired football culture to other countries and continents to fully develop the potential of these clubs while we pursue our international vision,” Mr. Galoppi continued. “We firmly believe that our MCO model offers fans the opportunity to take ownership in the clubs they are passionate about, a privilege typically accessible only to the exceptionally wealthy,” Mr. Galoppi concluded.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions. On July 31, 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes.

See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer
Brera Holdings PLC
pierre@breraholdings.com